

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

December 22, 2009

Jianjun He
Chief Financial Officer and Treasurer
BTHC VIII, Inc.
THT Industrial Park, No. 5 Nanhuan Road, Tiexi District
Siping, Jilin Province, China 136000

> **RE: BTHC VIII, Inc.**
> **Form 10-K for the Year Ended December 31, 2008**
> **Forms 10-Q for the Periods Ended March 31, 2009, June 30, 2009**
> **and September 30, 2009**
> **File No. 0-52232**

Dear Mr. He:

　　We have reviewed your filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2009


General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

2. Reorganization, page 4

2. In light of the reorganization, please help us better understand how you arrived at your stockholders' equity amounts as of December 31, 2008 and September 30, 2009 and

correspondingly the weighted average shares outstanding for the nine months ended September 30, 2009. In this regard, please address the following:

- Please provide us with the historical balance sheets and statements of stockholders' equity of Megaway just prior to the transaction occurring;
- Please provide us with the post reverse merger statement of stockholders' equity for the year ended December 31, 2008 and the nine months ended September 30, 2009;
- Please tell us the number of shares outstanding at BTHC VIII, Inc. and Megaway just prior to the June 30, 2009 transaction. Please also tell us the number of shares outstanding just after the transaction;
- Please tell us the exchange ratio used to get from the number of shares originally issued by Megaway to those presented in the post reverse merger financial statements; and
- Please show us how you determined the weighted average shares outstanding for the nine months ended September 30, 2009.

3. On June 30, 2009, Mr. Zhao entered into an option agreement with Ms. Jinghua Zhao, the sole shareholder of Wisetop, pursuant to which Mr. Zhao was granted an option, exercisable after 180 days, to acquire all of the equity interests of Wisetop owned by Ms. Jinghua Zhao at an exercise price of $3,246,160. Also on June 30, 2009, Wisetop entered into separate option agreements with the other original stockholders of Siping Juyuan, pursuant to which such stockholders were granted options, exercisable after 90 days, to purchase an aggregate of 10,240,786 shares of the your common stock owned by Wisetop with a total exercise price of $7,291,440. Please disclose how you are accounting for these arrangements and whether there will be any impact to your consolidated financial statements if these options are exercised.

11. Property, Plant and Equipment, page 13

4. You had construction in progress of $1.0 million as of September 30, 2009. If accounts payable contains construction in progress or other property and equipment additions, please disclose in a footnote the related amounts as of each balance sheet date. Please supplementally confirm you do not include these amounts in cash used by investing activities until the subsequent period in which the cash payment is made. Please ensure that supplemental information about non-cash transactions is disclosed pursuant to ASC 230-10-50-3 through 6.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Results of Operations for the Nine Months Ended September 30, 2009 as Compared with the Nine Months Ended September 30, 2008, page 24

5. Please expand/revise your discussion under results of operations for all periods to:

- Quantify the extent to which material increases in revenues are attributable to changes in prices, volume or amount of goods being sold, or change in product mix. For example, you explain on page 24 that sales volume of heat exchange products achieved even higher growth in the first nine months of 2009. In addition, the increase was mainly attributable to the strong market demand and strengthened sales efforts. You also mention that the relatively slow growth in your sales revenue was mainly attributable to the decrease in your average selling prices in the first nine months of 2009 when the price of steel remained significantly lower than its price in the same period in 2008. However, you do not quantify the impact of these factors or explain the reasons why these factors had a significant impact of sales revenues;

- Provide a more robust explanation for the changes in line items within your statements of operations. For example, you indicated that the decrease in cost of sales was mainly attributable to efforts to optimize product mix and the decrease in the purchase price of raw materials without further explanations as to the extent of each factor identified; and

- Quantify each factor you cite as impacting your operations. For example, you disclose the increase in administrative expenses was mainly attributable to the expansion of your management team and administrative personnel and due in part to higher professional fees. However, you have not quantified the impact of all of these items.

This is not meant to represent an all-inclusive list of where your MD&A should be improved. We encourage you to provide quantification of amounts and further clarification throughout your discussion, including your results by segment. See Item 303(a)(3) of Regulation S-K.

Liquidity and Capital Resources

Operating Activities, page 26

6. You indicate that cash provided used in operating activities was $8.77 million for the nine months ended September 30, 2009 as compared to $6.72 million net cash used in operating activities for the same period in 2008. However, you have not identified the components that resulted in the increase in your cash flows used in operations for the nine months ended September 30, 2009. Please expand this disclosure to discuss the components that resulted in the increase in cash flows used in operations as well as the underlying reasons for changes in these components, with specific discussions for accounts receivable, inventories, accounts payable and accrued and other liabilities. Please revise your disclosure for all periods presented.

7. You believe that your current available working capital, after receiving the aggregate proceeds from the bank loans should be adequate to sustain your operations at our current levels through at least the next twelve months. Please provide a comprehensive discussion of your liquidity and financial resources, which should include a discussion of

the significant changes in your sources and uses of cash from period to period and the impact of these changes on your liquidity and financial resources. For any significant changes in your sources of cash, you should state how you determined that your sources of cash continue to be sufficient. Please also identify and separately describe internal and external sources of liquidity. Please disclose any material unused sources of liquid assets. For example, it is not clear which bank loans you are referring to and whether additional bank loans are currently available to you. Refer to Items 303(a)(1) and (2) of Regulation S-K.

Critical Accounting Policies

Impairment of Long-Lived Assets, page 28

8. Please expand your disclosures regarding your impairment considerations pursuant to ASC 360-10-35 to address the following:

- Please disclose how you group these assets for purposes of considering whether an impairment exists;
- Please disclose how you determine when these assets should be tested for impairment, including what types of events and circumstances indicate impairment, and how frequently you evaluate for these types of events and circumstances; and
- To the extent that any of these assets or asset groups have expected undiscounted future cash flows that are not substantially in excess of the carrying values and to the extent that an impairment of these asset amounts, in the aggregate or individually, could materially impact your operating results or total shareholders' equity, please provide the following disclosures related to those assets or asset groups:
  - The percentage by which the undiscounted cash flows exceed the carrying value;
  - The carrying value of these assets;
  - A description of the assumptions that drive the undiscounted cash flows;
  - A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your projected cash flow model that materially deviate from your historical results, please include a discussion of these assumptions; and
  - A discussion of any potential events and/or circumstances that could have a negative effect on the undiscounted cash flows.

If you have determined that the expected undiscounted future cash flows substantially exceed the carrying value for all of your long-lived assets or asset groups, please disclose this determination. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief